Exhibit 21.1

                          Transmedia Asia Pacific, Inc.

                       List of Subsidiaries and Affiliates

Subsidiary                                   Incorporated            % ownership

Transmedia Australia Pty. Limited            Australia               100%
Transmedia Australasia Limited               New Zealand             100%
MonsterBook.com, Inc.                        United States           100%
Transmedia Australia Holdings Pty. Limited   Australia                50%
Taste Card Australia Pty. Limited            Australia                50%

Affiliates                                   Incorporated            % ownership

Countdown Holdings Limited                   United Kingdom            50%
Porkpine Limited Jersey,                     Jersey Channel Islands    50%
DSS Direct Connect, LLC                      United States             50%
Countdown USA, Inc.                          United States             50%


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